EXHIBIT 1

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF
THE REPORTING PERSON

The following sets forth the name and present principal occupation of each executive officer, director and controlling person, who is a natural person, of Bunker One (USA), Inc. The business address of each of the individuals listed below is Bunker One (USA), Inc. 107 Saint Francis Street, 23rd Floor, Suite 2370, Mobile, AL 36602.

Name[1]	Principal Occupation / Position with Bunker One (USA), Inc.
Torben Ostergaard-Nielsen	Chief Executive Officer and Direct Owner of Self Invest and Beneficial Owner of the Bunker One group
Sara Shipman Myers	Director, Managing Director
Peter Zachariassen	Secretary, Director
Carlos Gilberto Torres Padilla	Director

1 Mr. Ostergaard-Nielsen and Mr. Zachariassen are citizens of Denmark.

The following sets forth the name, principal business and principal office address of each controlling person, which is in entity, of Bunker One (USA), Inc.  Each of the controlling persons listed below is organized under the laws of Denmark.

Name	Principal Business	Principal Office Address
Bunker Holding A/S	Holding company	Strandvejen 5, 5500 Middelfart, Denmark
A/S United Shipping & Trading Company	Holding company investing in the bunker and shipping business	Turbinevej 10, 5500 Middelfart, Denmark
Selfinvest ApS	Holding company investing in retail trade of passenger cars	Turbinevej 10, 5500 Middelfart, Denmark